Citigroup Inc.
Pricing Sheet No. 2013—CMTNH0083 dated April 30, 2013 relating to
Preliminary Pricing Supplement No. 2013—CMTNH0083 dated April 11, 2013
Registration Statement No. 333-172562
Filed Pursuant to Rule 433

233,100 Trigger PLUS Based on a Basket of Equities Due May 4, 2016
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – APRIL 30, 2013
Basket:	Basket Component	Weighting	Initial Share Price*	Multiplier**
	Shares of common stock of LyondellBasell Industries N.V.	10.00%	$60.70	0.1647
	Shares of common stock of CF Industries Holdings, Inc.	10.00%	$186.51	0.0536
	Shares of common stock of Schlumberger N.V. (Schlumberger Limited)	10.00%	$74.43	0.1344
	Shares of common stock of EOG Resources, Inc.	10.00%	$121.16	0.0825
	Shares of common stock of Hess Corporation	10.00%	$72.18	0.1385
	Shares of common stock of Marathon Petroleum Corporation	10.00%	$78.36	0.1276
	Shares of common stock of Occidental Petroleum Corporation	10.00%	$89.26	0.1120
	Shares of common stock of Phillips 66	10.00%	$60.95	0.1641
	Shares of common stock of Valero Energy Corporation	10.00%	$40.32	0.2480
	Shares of common stock of Halliburton Company	10.00%	$42.77	0.2338
* The initial share price for each basket component is the closing price of that basket component on the pricing date.
** The multiplier for each basket component was determined as follows: (initial basket level × weighting) / initial share price.  The multiplier for each basket component is subject to limited dilution and reorganization adjustments as described in the accompanying product supplement.

Aggregate principal amount:	$2,331,000
Stated principal amount:	$10 per security
Pricing date:	April 30, 2013
Issue date:	May 3, 2013
Valuation date:	April 29, 2016, subject to postponement if such date is not a scheduled trading day for a basket component or if certain market disruption events occur with respect to a basket component
Maturity date:	May 4, 2016
Payment at maturity:
For each $10 security you hold at maturity:
▪      If the final basket level is greater than or equal to the initial basket level:
$10 + the leveraged return amount, subject to the maximum return at maturity
▪      If the final basket level is less than the initial basket level but greater than or equal to the trigger basket level:
$10
▪      If the final basket level is less than the trigger basket level:
$10 × the basket performance factor
If the final basket level is less than the trigger basket level, your payment at maturity will be less, and possibly significantly less, than $7.50 per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial basket level:	100, which is the sum of the products of each basket component’s initial share price and its multiplier
Final basket level:
The closing level of the basket on the valuation date.  The closing level of the basket on any date is equal to the sum of the products of each basket component’s closing price on that date and its multiplier.

Leveraged return amount:	$10 × basket percent increase × leverage factor
Basket percent increase:	(final basket level – initial basket level) / initial basket level
Leverage factor:	150%
Maximum return at maturity:	41%. Because of the maximum return at maturity, the payment at maturity will not exceed $14.10 per security.
Basket performance factor:	final basket level / initial basket level
Trigger basket level:	75, which is 75% of the initial basket level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095639 / US1730956398
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.00	$0.30	$9.70
Total:	$2,331,000	$69,930	$2,261,070
(1) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated April 11, 2013
Product Supplement No. EA-02-02 dated December 27, 2012            Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. LyondellBasell Industries N.V., CF Industries Holdings, Inc., Schlumberger N.V. (Schlumberger Limited), EOG Resources, Inc., Hess Corporation, Marathon Petroleum Corporation, Occidental Petroleum Corporation, Phillips 66, Valero Energy Corporation and Halliburton Company are not involved in any way in this offering and have no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.